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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 1 FOR THE MONTH OF AUGUST 2003


                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                  ---------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F  X       Form 40-F
                                      ---                ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes           No  X
                                     ---          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

--------------------------------------------------------------------------------


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


On August 4, 2003, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report that the Ministers' Committee for Social and Economic matters, at its meeting on July 29, 2003, approved the Run-Off plan of the Bank.

The management of the Bank is of the opinion that the approval of the Run-Off plan allows the Bank to act to realize its assets in an optimum manner.


A translation of the Immediate Report issued by the Registrant on August 4, 2003, is included as Exhibit 1 to this Form 6-K.



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        INDUSTRIAL DEVELOPMENT BANK
                                        OF ISRAEL LIMITED

Date: August 5, 2003                    By: /s/ Michael Warzager
                                            ------------------------------------
                                                Michael Warzager
                                                General Counsel


                                        By: /s/ Moshe Hashavia
                                            ------------------------------------
                                                Moshe Hashavia
                                                General Secretary


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                                   TRANSLATION                       [EXHIBIT 1]


                                                                  August 4, 2003

Securities Authority         Companies Registrar       Tel Aviv Stock Exchange
Kanfei Nesharim Street       P.O. Box 767              54 Ahad Ha'am Street
Jerusalem 95464              Jerusalem 91007           Tel Aviv




Re: ADOPTION OF THE RUN-OFF PLAN OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL
    LTD. ("THE BANK")

The Ministers' Committee for Social and Economic matters (Socio-Economic Cabinet), at its meeting on July 29, 2003, approved the Run-Off plan of the Bank.

The main elements of the resolution (which was submitted to the Bank yesterday) are as follows:

1. The assets of the bank will be realized in a controlled process and during a defined period which will not exceed 36 months from the date of the resolution, this within the framework of the "Run Off" plan (hereinafter- "the Plan") which was approved by the board of directors of the Bank and according to the modifications that shall be made by the Accountant General and the Government Companies Authority.

2. The Government duly noted the statement of the Governor of the Bank of Israel concerning his consent to continue to grant to the Bank for the period of 36 months a credit line at an interest rate that (from now on) will not exceed the Bank of Israel interest. The balance of the credit line shall not exceed the line utilization forecast submitted by the Bank to the Bank of Israel, and in no event shall it exceed 2.2 billion NIS.

3. The Bank shall not utilize the special credit line or other sources for granting new credits.

4. In the event that after 24 months from the date of the resolution there shall remain an unpaid balance for the credit line, this balance shall be transferred to the responsibility of the government and it shall be paid by a monetary transfer to the Bank of Israel within 12 additional months.

5. The government duly noted the statement of the Bank of Israel that it will examine the limitation of the banking license of the Bank such that it shall reflect the limited nature of its activities resulting from the Plan.

6. The government duly noted that the Accountant General and the Government Companies Authority will examine and will bring, as needed, for the approval of the government an alternative proposal for the sale of the Bank's portfolio of assets and liabilities as a single entity or by any other means parallel to the implementation of the Plan.


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The resolution notes that it was adopted in order to insure the proper functioning of the Bank and the return of the deposits to all of the depositors and to realize the assets of the Bank in a controlled process, within 36 months.

The management of the Bank estimates that the approval of the Run-Off plan allows the Bank to act to realize its assets in an optimum manner.

                                      Sincerely yours,

                                      Industrial Development Bank of Israel Ltd.

                                          (-)                       (-)
                                      M. Warzager, Adv.         M. Hashavia
                                       General Counsel       General Secretary